UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

# Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Highlights

The main figures obtained by Bradesco in the first nine months of 2010 are presented below:

related to income generated in the period (R$938 million in interim and monthly dividends  paid and R$1.470 billion provisioned) and R$1.752 billion to income from fiscal year 2009 (R$43 million monthly paid on January 4, 2009 and additional payments of R$1.709 billion paid on March 9, 2010).

  The Efficiency Ratio(6) stood at 42.5% in September 2010 (40.9% in September 2009) and the adjusted-to-risk ratio stood at 53.3% in September 2010 (55.8% in September 2009).

  Insurance Written Premium, Pension Plan Contributions and Savings Bonds Income totaled R$22.056 billion in the first nine months of 2010. Technical provisions stood at R$82.363 billion, equal to 31.1% of the Brazilian insurance market (period: August/10).

  Investments in infrastructure, information technology and telecommunication amounted to R$2.694 billion in the first nine months of 2010, growth of 8.1% compared to the same period in 2009.

  In the nine month period of 2010, taxes and contributions, including social security, paid or provisioned, amounted to R$10.766 billion, of which R$4.398 billion corresponded to taxes withheld and collected from third parties, and R$6.368 billion corresponded to taxes levied on the activities of Bradesco Organization is active in the first nine months of 2010, equal to 89.4% of Adjusted Net Income.

  Banco Bradesco has an extensive distribution network in Brazil, with 6,374 Branches, PAB mini-branches and PAAs (3,498 Branches, 1,233 PABs and 1,643 PAAs). Customers can also use 1,559 PAEs, 31,759 ATMs in the Bradesco Dia&Noite network, 24,887 Bradesco Expresso service points, 6,194 Banco Postal (Postal Bank) branches and 9,248 ATMs in the Banco24Horas (24HourBank) network.

  Adjusted Net Income(1) in the period was R$7.120 billion (an increase of 23.9% from R$5.747 billion in the same period of 2009), corresponding to earnings per share of R$2.38 accrued over twelve months and Return on Average Shareholders' Equity(2) of 22.5%.

  Adjusted Net Income was composed of R$4.995 billion from financial activities, which represented 70% of the total, and R$2.125 billion from insurance, private pension and savings bond operations, which accounted for 30% of the total.

  On September 30, 2010, Bradesco's market capitalization stood at R$114.510 billion(3), while the value of preferred shares rose by 19.6%(4) in the last twelve months.

  Total Assets stood at R$611.903 billion in September 2010, an increase of 26.0% from the balance in the same period in 2009. Return on average assets was 1.7%.

  The Total Loan Portfolio(5) stood at R$255.618 billion in September 2010, up 18.6% from the same period in 2009. Operations with individuals totaled R$92.905 billion (up 23.0%), while operations with companies totaled R$162.713 billion (up 16.2%).

  Total Assets under Management stood at R$838.455 billion, an increase of 24.3% from September 2009.

  Shareholders' Equity was R$46.114 billion in September 2010, increasing by 18.6% from the balance in the same period a year earlier. The Capital Adequacy Ratio (Basel II) stood at 15.7% in September 2010, 13.5% of which under Tier I Capital.

  In the first nine months of 2010, Interest on Shareholders' Equity and Dividends in the amount of R$4.160 billion were paid and provisioned, of which R$2.408 billion were

(1) According to the non-recurring events described on page 08 of the Report on Economic and Financial Analysis; (2) Excludes the effects from asset valuation adjustments registered under shareholders' equity; (3) R$127.6 billion considering the total number of shares (less treasury shares) x closing quote for preferred shares on last day in period (most net share); (4) Considering the reinvestment of dividends/interest on hareholders' equity; (5) Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables); and (6) Accumulated over 12 months.

  In the first nine months of 2010, employee payroll plus charges and benefits totaled R$5.717 billion. Social benefits provided to the 92,003 employees of the Bradesco Organization and their dependents amounted to R$1.332 billion, while investments in training and development programs totaled R$68.286 million.

  In August 2010, Odontoprev S.A. and its parent companies Bradesco Seguros S.A. and ZNT Empreendimentos, Comércio e Participações Ltda. entered into a Memorandum of Understanding with BB Seguros Participações S.A. to start a strategic alliance for the development and sale of dental insurance.

  In August 2010, Bradesco and Banco do Brasil entered into a Memorandum of Understanding with Caixa Econômica Federal seeking the participation of the latter in a company to be formed in order to manage Elo, the new Brazilian brand of credit, debit and prepaid cards to be offered to account holders and non-account holders of the respective banks.

  In September 2010, Bradesco entered into an agreement with CPM Braxis and its shareholders to transfer the controlling interest in CPM Braxis to Capgemini S.A., through which it acquired 55% of shares issued by CPM Braxis.

  Main Awards and Recognitions in the third quarter of 2010:
  Bradesco received the Escore GAMMA 7 awarded by Standard & Poor s Governance Services for its strong corporate governance standards. The highest Escore GAMMA Governance rating ever awarded worldwide was a 7+.

   Bradesco continued as a component of the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange in 2010, an indicator that lists the best companies worldwide in terms of Corporate Governance and social and environmental responsibility practices;

   Bradesco was chosen one of the 100 Best Companies of the Year in the 2010   Organizational Human Development Indicator Award ;

  Grupo Bradesco de Seguros e Previdência was a general leader in the annual Valor 1000 in the following rankings: Insurance, Life and Pension Plan and Health (Valor 1000 magazine);

  For the 6th time, Bradesco Saúde received the Estadão RH Top of Mind award in the health insurance" category (Estado de São Paulo newspaper / Felix Editora);

  Organização Bradesco was chosen as the Best Bank in HR and Social Responsibility,
  Best Insurance Company and Best Health Company in the annual publication As Melhores da Dinheiro (IstoÉ Dinheiro magazine); and
  For 11 years, Bradesco has been one of the 100 Best Companies to Work for in Brazil (Época magazine).
  In relation to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and the offering of social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which for 53 years has been developing a broad social and educational program that operates 40 schools across Brazil. In 2010, a R$268.010 million budget will provide over 660 thousand service events, of which 112 thousand were provided to students in its own schools. In addition, the 50 thousand elementary education students are also provided with uniforms, school supplies, meals and health and dental assistance, all free of charge. Over 550 thousand students will be served through the Virtual School, its e-learning portal, through the Digital Inclusion Centers (CIDs) and through programs conducted under strategic partnerships, like Educa+Ação.

Main Information

	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	Variation %
									3Q10 X 2Q10	3Q10 X 3Q09
Statement of Income for the Period - R$ million
Net Income - Book	2,527	2,405	2,103	2,181	1,811	2,297	1,723	1,605	5.1	39.5
Adjusted Net Income	2,518	2,455	2,147	1,839	1,795	1,996	1,956	1,806	2.6	40.3
Total Financial Margin	8,302	8,047	7,689	7,492	7,587	7,560	7,115	5,924	3.2	9.4
Gross Loan Financial Margin	5,833	5,757	5,630	5,373	5,150	4,979	4,576	4,256	1.3	13.3
Net Loan Financial Margin	3,774	3,596	3,442	2,678	2,242	1,861	1,814	2,368	4.9	68.3
Expenses with Allowance for Loan Losses	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)	(1,888)	(4.7)	(29.2)
Fee and Commission Income	3,427	3,253	3,124	3,125	2,857	2,911	2,723	2,698	5.3	20.0
Administrative and Personnel Expenses	(5,301)	(4,976)	(4,767)	(4,827)	(4,485)	(4,141)	(4,007)	(4,230)	6.5	18.2
Premiums fromInsurance, Private Pension Plans Contribution and Income fromSavings Bonds	7,697	7,163	7,196	8,040	6,685	6,094	5,514	6,204	7.5	15.1
Balance Sheet - R$ million
Total Assets	611,903	558,100	532,626	506,223	485,686	482,478	482,141	454,413	9.6	26.0
Securities	196,081	156,755	157,309	146,619	147,724	146,110	130,816	131,598	25.1	32.7
Loan Operations (1)	255,618	244,788	235,238	228,078	215,536	212,768	212,993	213,602	4.4	18.6
- Individuals	92,905	89,648	86,012	82,085	75,528	74,288	73,694	73,646	3.6	23.0
- Corporate	162,713	155,141	149,226	145,993	140,008	138,480	139,299	139,956	4.9	16.2
Allowance for Loan Losses (PLL)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)	1.5	7.1
Total Deposits	186,194	178,453	170,722	171,073	167,987	167,512	169,104	164,493	4.3	10.8
Technical Provisions	82,363	79,308	77,685	75,572	71,400	68,828	66,673	64,587	3.9	15.4
Shareholders' Equity	46,114	44,295	43,087	41,754	38,877	37,277	35,306	34,257	4.1	18.6
Funds Raised and Managed	838,455	767,962	739,894	702,065	674,788	647,574	640,876	597,615	9.2	24.3
Performance Indicators (%) on Adjusted Net Income (except when otherwise stated)
Adjusted Net Income per Share - R$ (2)	2.38	2.19	2.07	2.02	2.04	2.06	2.07	2.04	8.7	16.7
Book Value per Share (Common and Preferred) - R$	12.26	11.77	11.45	11.10	10.49	10.04	9.51	9.22	4.2	16.9
Annualized Return on Average Shareholders' Equity (3)(4)	22.5	22.8	22.2	20.3	21.5	23.3	24.1	23.8	(0.3) p.p	1.0 p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.7	1.6	1.6	1.7	1.7	1.9	-	0.1 p.p
Average Rate - (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets) Annualized	7.9	8.2	8.1	8.1	8.3	8.2	7.8	7.0	(0.3) p.p	(0.4) p.p
Fixed Assets Ratio - Total Consolidated	16.7	20.9	19.8	18.6	15.4	15.1	14.1	13.5	(4.2) p.p	1.3 p.p
Combined Ratio - Insurance (5)	85.3	84.7	85.2	85.3	88.9	85.5	86.2	89.7	0.6 p.p	(3.6) p.p
Efficiency Ratio (ER) (2)	42.5	42.0	41.2	40.5	40.9	41.5	42.5	43.3	0.5 p.p	1.6 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	65.1	64.9	66.0	66.5	66.4	67.3	67.2	68.4	0.2 p.p	(1.3) p.p
Market Capitalization - R$ million (6)	114,510	87,887	100,885	103,192	98,751	81,301	65,154	65,354	30.3	16.0
Loan Portfolio Quality % (7)
PLL / Loan Portfolio	7.4	7.6	8.0	8.5	8.3	7.7	6.3	5.7	(0.2) p.p	(0.9) p.p
Non-Performing Loans (>60 days (8) / Credit Portfolio)	4.6	4.9	5.3	5.7	5.9	5.6	5.2	4.4	(0.3) p.p	(1.3) p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	3.8	4.0	4.4	4.9	5.0	4.6	4.2	3.4	(0.2) p.p	(1.2) p.p
Coverage Ratio (> 90 days (8))	191.8	188.5	180.8	174.6	166.5	169.1	152.4	165.6	3.3 p.p	25.3 p.p
Coverage Ratio (> 60 days (8))	162.0	155.8	151.3	148.6	139.4	137.9	122.3	130.7	6.2 p.p	22.6 p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated (9)	15.7	15.9	16.8	17.8	17.7	17.0	16.0	16.1	(0.2) p.p	(2.0) p.p
- Tier I	13.5	13.9	14.3	14.8	14.3	14.3	13.2	12.9	(0.4) p.p	(0.8) p.p
- Tier II	2.3	2.1	2.6	3.1	3.5	2.8	2.9	3.3	0.2 p.p	(1.2) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	-	-

	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Variation %
									Sep10 x Jun10	Sep10 x Set09
Structural Information - Units
Service Points	52,015	49,154	46,570	44,577	42,563	41,003	39,275	38,027	5.8	22.2
- Branches	3,498	3,476	3,455	3,454	3,419	3,406	3,375	3,359	0.6	2.3
- Advanced Service Branch (PAAs) (10)	1,643	1,592	1,451	1,371	1,338	1,260	1,183	1,032	3.2	22.8
- Mini-Branches (PABs) (10)	1,233	1,215	1,200	1,190	1,194	1,192	1,184	1,183	1.5	3.3
- Electronic Service Branch (PAEs) (10)	1,559	1,565	1,564	1,551	1,539	1,528	1,512	1,523	(0.4)	1.3
- Outplaced ATM Terminals (11)	4,104	3,827	3,664	3,577	3,569	3,516	3,389	3,296	7.2	15.0
- Outplaced Banco24Horas ATMNetwork Terminals (11)	8,113	7,358	6,912	6,486	5,980	5,558	5,068	4,732	10.3	35.7
- Banco Postal (Postal Bank)	6,194	6,177	6,110	6,067	6,038	6,011	5,959	5,946	0.3	2.6
- Bradesco Expresso (Correspondent Banks)	24,887	23,190	21,501	20,200	18,722	17,699	16,710	16,061	7.3	32.9
- Bradesco Promotora de Vendas (Correspondent Banks)	773	743	702	670	753	822	884	883	4.0	2.7
- Agências / Subsidiárias no Exterior (12)	11	11	11	11	11	11	11	12	-	-
ATMterminals	41,007	39,766	38,772	37,957	37,178	36,430	35,443	34,524	3.1	10.3
- Own	31,759	31,387	30,909	30,657	30,414	30,191	29,764	29,218	1.2	4.4
- Banco24Horas	9,248	8,379	7,863	7,300	6,764	6,239	5,679	5,306	10.4	36.7
Cartão de Crédito e Débito (13) - emmilhões	140.7	137.8	135.6	132.9	88.4	86.3	85.2	83.2	2.1	59.2
Colaboradores (14)	92,003	89,204	88,080	87,674	85,027	85,871	86,650	86,622	3.1	8.2
Employees and Interns	9,796	8,913	9,605	9,589	9,606	9,439	9,292	9,077	9.9	2.0
Colaboradores das Fundações (15)	3,756	3,734	3,713	3,654	3,696	3,645	3,674	3,575	0.6	1.6
Clients - in millions
Checking Accounts	22.5	21.9	21.2	20.9	20.7	20.4	20.2	20.1	2.7	8.7
Contas de Poupança(16)	38.5	37.1	36.2	37.7	35.1	33.9	34.2	35.8	3.8	9.7
Insurance Group	34.6	33.9	33.8	30.8	30.3	29.1	28.6	27.5	2.1	14.2
- Policyholders	30.0	29.3	29.2	26.3	25.8	24.6	24.1	23.0	2.4	16.3
- Pension Plan Participants	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	-	-
- Savings Bond Clients	2.6	2.6	2.6	2.5	2.5	2.5	2.5	2.5	-	4.0
Bradesco Financiamentos	3.4	3.5	3.8	4.0	4.1	4.0	4.2	4.9	(2.9)	(17.1)

(1)	Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables);
(2)	In the last 12 months;
(3)	Excludes the asset valuation adjustments recorded under Shareholders Equity;
(4)	Adjusted net income in the period;
(5)	Excluding additional provisions;
(6)	Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period s last trading day;
(7)	Excludes Sureties and Guarantees, advanced payment of credit card receivables and loan assignments (mortgage-backed receivables and receivables-backed investment funds);
(8)	Credits overdue;
(9)	Calculated in accordance with the new Basel Capital Accord (BIS II);
(10)	PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(11)

Considering overlapping service points within the Bank s own network: In September 2010 - 1,670, June 2010 - 1,547, March 2010 1,490, December 2009 1,455, September 2009 1,452, June 2009 1,431, March 2009 1,379 and December 2008 1,313;

(12)	In October 2010, the Banco Bradesco S.A. Nassau Branch was merged by Bradesco Grand Cayman Branch,
(13)	Includes pre-paid, Private Label, Pague Fácil and Banco Ibi as of the fourth quarter of 2009;
(14)	Considering Ibi Promotora employees: In September 2010 - 2,294, June 2010 - 2,142, March 2010 - 2,187 and December 2009 - 2,126;
(15)	Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(16)	Number of accounts.

Ratings

Main Ratings

Fitch Ratings
International Scale						Domestic Scale
Individual	Support	Domestic Currency		Foreign Currency		Domestic
B/C	3	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
		BBB +	F2	BBB	F2	AAA (bra)	F1 + (bra)

Moody´s Investors Service
Financial Strength			International Scale			Domestic Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency
	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
	Baa2	A1	P - 1	Baa3	P-3	Aaa.br	BR - 1

Standard & Poor's						R&I Inc.	Austin Rating
International Scale - Counterparty Rating				Domestic Scale		International Scale	Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating		Long- Term	Short- Term
Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that influenced book net income in the periods below are presented in the following comparative chart:

	R$ million
	9M10	9M09	3Q10	2Q10
Net Income - Book	7,035	5,831	2,527	2,405
Non-Recurring Events	85	(84)	(9)	50
- Partial Investment Sale (1)	(79)	(2,409)	(79)	-
- Additional PLL (2)	-	1,480	-	-
- Records of Tax Credits	(242)	-	-	-
- Provision for Tax Contingencies	397	-	-	-
- Provision for Civil Contingencies - Economic Plans	182	801	71	75
- Law 11,941/09 (REFIS) (3)	(4)	-	(4)	-
- Tax Effects	(169)	44	3	(25)
Adjusted Net Income	7,120	5,747	2,518	2,455
ROAE% (*)	22.2	21.8	24.5	24.2
ROAE(ADJUSTED) % (*)	22.5	21.5	24.4	24.7
(*) Annualized;
(1)	In 3Q10 and 9M10, gross gain related to the partial sale of the investment in CPM Braxis. In 9M09, gross gain related to the partial sale of the investment in Cielo;
(2)	Considering R$1.3 billion in the second quarter of 2009; and R$177 million in the first quarter of 2009, both from credit cards; and
(3)	Net effect of payment of taxes, through an installment program and payment in one lump sum of tax debt - Law 11,941/09 (REFIS).

Summarized Analysis of Adjusted Income

To provide better understanding, comparison and analysis of Bradesco's results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Book

Statement of Income, detailed at the end of this Press Release. Note that the Adjusted Statement of Income is the basis adopted for the analyses and comments made in chapters 1 and 2 of this report.

	R$ million
	Adjusted Statement of Income
	9M10	9M09	Variation		3Q10	2Q10	Variation
			9M10 x 9M09				3Q10 X 2Q10
			Amount	%			Amount	%
Financial Margin	24,038	22,262	1,776	8.0	8,302	8,047	255	3.2
- Interest	22,973	20,084	2,889	14.4	7,904	7,663	241	3.1
- Non-Interest	1,065	2,178	(1,113)	(51.1)	398	384	14	3.6
PLL	(6,408)	(8,788)	2,380	(27.1)	(2,059)	(2,161)	102	(4.7)
Gross Income from Financial Intermediation	17,630	13,474	4,156	30.8	6,243	5,886	357	6.1
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	2,072	1,499	573	38.2	703	786	(83)	(10.6)
Fee and Commission Income	9,804	8,491	1,313	15.5	3,427	3,253	174	5.3
Personnel Expenses	(6,769)	(5,886)	(883)	15.0	(2,411)	(2,238)	(173)	7.7
Other Administrative Expenses	(8,275)	(6,747)	(1,528)	22.6	(2,890)	(2,738)	(152)	5.6
Tax Expenses	(2,262)	(1,841)	(421)	22.9	(779)	(734)	(45)	6.1
Equity in the Earnings (Losses) of Unconsolidated Companies	67	58	9	15.5	19	19	-	-
Other Operating Income/Expenses	(1,736)	(1,410)	(326)	23.1	(598)	(588)	(10)	1.7
Operating Income	10,531	7,638	2,893	37.9	3,714	3,646	68	1.9
Non-Operating Income	(18)	172	(190)	(110.5)	(10)	(12)	2	(16.7)
Income Tax / Social Contribution	(3,294)	(2,047)	(1,247)	60.9	(1,123)	(1,161)	38	(3.3)
Minority Interest	(99)	(16)	(83)	-	(63)	(18)	(45)	-
Adjusted Net Income	7,120	5,747	1,373	23.9	2,518	2,455	63	2.6

(*) Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Adjusted Net Income and Profitability

In the third quarter of 2010, Bradesco's Adjusted Net Income was R$2,518 million, an increase of 2.6% or R$63 million from the previous quarter, which was primarily impacted by: (i) the growth in financial margin, due to increased operations (ii) a decrease in expenses with the allowance for loan losses, due to a drop in delinquency (iii) higher fee and commission income; (iv) increased personnel expenses related to the collective bargaining agreement; and (v) a growth in administrative expenses due to organic growth in the period.

Accumulated over the first nine months of 2010, adjusted net income totaled R$7,120 million, a significant increase of 23.9% from the R$1,373 million in the same period last year.

The main reasons for this result are described below in the analysis of the main income statement items, with the consolidation of the income accounts of Banco Ibi as of November 2009.

Shareholders Equity was R$46,114 million on September 30, 2010, increasing 18.6% from the same period a year ago. The Capital Adequacy Ratio stood at 15.7%, of which 13.5% was under
Tier I Capital.

Total assets stood at R$611,903 million in September 2010, up 26.0% in the last 12 months, driven by the expansion of operations and greater business volume. Return on average assets (ROAA) remained stable, hovering near 1.7%.

Efficiency Ratio (ER)

The ER calculated on an adjusted-to-risk basis to reflect the impact of risk in loan operations(2) increased by 1.3 p.p., reaching 53.3% in the third quarter of 2010, in line with the results of previous quarters, mainly due to decreased delinquency.

As for the ER accumulated over 12 months, increases seen in the last few quarters are mainly due to exceptional treasury gains and a decline in advertising and publicity expenses in the first three quarters of 2009 and led to an increase in the periods indicators.

The quarterly ER increased from 41.5% in the second quarter of 2010 to 43.0% in the third quarter of 2010, mainly due to: (i) increased personnel expenses from higher salaries (collective bargaining agreement); and (ii) growth in administrative expenses, mainly due to the organic growth in the period.

(1) Efficiency Ratio (ER) = (Personnel Expenses Employee Profit Sharing (PLR) + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and (ii) revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the third quarter of 2010 was 43.1%; and
(2) Including PLL expenses, adjusted for granted discounts, loan recovery and sale of non-use assets, among others.

Financial Margin

The R$255 million increase between the third quarter of 2010 and the second quarter of 2010 was due to:

• the increase in income from interest-earning operations of R$241 million, mainly the result of: (i) improved  funding margin, due to increased interest rates; and (ii) higher results from credit card margin, impacted by greater business volume; and

• increased income from non-interest margin of R$14 million.

In the comparison of the first nine months of 2010 with the same period of 2009, financial margin improved by 8.0%, or R$1,776 million, driven by:

• the growth in income from interest-earning operations of R$2,889 million, mainly due to the higher income from loan operations, which was positively impacted by the increased business volumes and margins;

offset by:

• lower result from the non-interest margin, in the amount of R$1,113 million, due to lower expenses with  treasury/securities associated with recovery of the domestic and foreign markets, which allowed for important gains in the first nine months of 2009.

Total Loan Portfolio

In September 2010, Bradesco's loan operations (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed securities) totaled R$255.6 billion. This expansion of 4.4% in the quarter was due to: (i) growth of 6.7% in the SME portfolio; (ii) 3.6% in the Individuals portfolio; and (iii) 3.3% in the Large Corporate portfolio.

In the last twelve months, the portfolio expanded by 18.6%, of which (i) 27.5% in the SME portfolio, (ii) 23.1% in the Individuals portfolio and (iii) 7.6% in the Large Corporate Portfolio.

In the Individuals segment, the products registering the strongest growth in the last twelve months were: (i) payroll-deductible loans, (ii) credit cards (partially impacted by the merger of Banco Ibi in October 2009), (iii) BNDES/Finame onlending operations and (iv) real estate financing. In the Corporate segment, growth was led by (i) BNDES/Finame onlending operations, (ii) credit cards and (iii) real estate financing -corporate plans.

Including other loan risk operations from the commercial portfolio(1), that mainly impacted the operations of large corporations (debentures and promissory notes), and totaled R$15.1 billion in September 2010 (R$12.0 billion in September 2009), total operations with credit risk amounted to R$270.7 billion in September 2010 (R$227.6 billion in September 2009), up 4.7% in the quarter and 19.0% in the last twelve months.

(1) For more information, see page 38 of Chapter 2 of this report.

Allowance for Loan Losses (PLL)

In the third quarter of 2010, expenses with the allowance for loan losses stood at R$2,059 million, down 4.7%, even considering the 4.4% growth in loan portfolio. This decrease was mainly the result of reduced delinquency thanks to the country s improved economic and business scenario.

In a comparison of the first nine months of 2010 with the same period in 2009, PLL expenses totaled R$6,408 million, down by 27.1%, a result of a decline in delinquency, as well as increase in loan recovery of 81.2% in the period, totaling R$1,954 million. Loan operations increased by 18.6% in the same period, demonstrating growth accompanied by quality in Bradesco's loan portfolio.

Delinquency Ratio > 90 days

The delinquency ratio for credits overdue more than 90 days decreased for the fourth consecutive quarter, from 5.0% in September 2009 to 3.8% in September 2010, benefitting from the improved domestic economic scenario, which fueled growth with quality in the loan portfolio.

Coverage Ratios

The graph below presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue more than 60 and 90 days. In September 2010 these ratios reached 162.0% and 191.8%, respectively, the highest ever in both series.

The balance of the Allowance for Loan Losses of R$16.0 billion, in September 2010, which is considered an adequate level of provisioning, was made up of: (i) R$13.0 billion in provisions required by the Central Bank of Brazil; and (ii) R$3.0 billion in additional provisions.

It is important to point out that the greatest evolution occurred in the balance of the generic provision, which has a more preventive characteristic due to clients ratings and is not pegged to possible delays. Therefore, the provision tends to be in line with growth in the loan portfolio.

Results of Insurance, Private Pension and Savings Bonds Operations

Net Income in the third quarter of 2010 was R$721 million, for Return on Average Equity of 28.9%, up 2.9% in comparison with the R$701 million in the second quarter of 2010.	In the first nine months of 2010, Net Income was R$2.125 billion, up 12.1% from the same period in 2009 (R$1.895 billion), for Return on Average Equity of 26.6%.

							R$ million (except w hen indicated otherw ise)
	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	Variation %
									3Q10 X 2Q10	3Q10 X 3Q09
Net Income	721	701	703	602	607	638	650	550	2.9	18.8
Insurance Written Premiums, Private Pension
Plan Contributions and Savings Bonds Income	7,697	7,163	7,196	8,040	6,685	6,094	5,514	6,204	7.5	15.1
(*)
Technical Provisions	82,363	79,308	77,685	75,572	71,400	68,828	66,673	64,587	3.9	15.4
Financial Assets	92,599	88,515	86,928	83,733	79,875	76,451	73,059	71,309	4.6	15.9
Claims Ratio	72.4	71.8	73.3	74.3	77.2	73.3	73.7	78.0	0.6 p.p	(4.8) p.p
Combined Ratio	85.3	84.7	85.2	85.3	88.9	85.5	86.2	89.7	0.6 p.p	(3.6) p.p
Policyholders / Participants and Clients (in
thousands)	34,632	33,908	33,768	30,822	30,339	29,178	28,590	27,482	2.1	14.2
Market Share fromPremiums fromInsurance,
Private Pension Plan Contribution and Income	24.8	24.8	25.2	24.4	23.5	23.1	23.0	23.8	-	1.3 p.p
fromSavings Bonds (**)

Note: For comparison purposes, excluding the build in Technical Provisions for benefits to be granted Remission (Health) from the calculation of ratios for the first quarter of 2010, and excluding the effects of RN 206/09 and its effects on health revenues from the calculation of combined ratios;
(*) Excludes the effects of RN 206/09 (ANS) in the total amount of R$396 million (Health), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and
(**) 3Q10 considers the latest data available by Susep (August 2010).

In the third quarter of 2010, the Groups total revenue (insurance premiums written, private pension contributions and savings bond income) increased by 7.5% compared to the previous	quarter and presented important improvements in the Life, Private Pension, Health and Savings Bond segments.

In the first nine months of 2010, production grew by 20.6% from the same period in 2009. This increase was fueled by the high performance of Savings Bonds, Auto and Health products, which increased by 25.6%, 23.8% and 22.3% respectively.

The net increase of R$20 million in net income in the third quarter of 2010, over the previous quarter, was mainly due to growth of 7.5% in revenue.

Comparing the first nine months of 2010 with the same period in 2009, the Insurance Group grew by 12.1%, mainly due to: (i) the 20.6% increase in revenues; (ii) greater financial result; and (iii) a drop in claims of 2.3 p.p. offset by: (iv) increased expenses, due to the collective bargaining agreement of January 2010.

Based on figures for the year through August 2010, Net Income from the Insurance Group represented 38.1% of Net Income in Brazil's entire insurance industry and 47.4% of the net income of insurers associated with private banks (Source: Susep).

The insurance Group s technical provisions represented 31.1% of the insurance industry in August 2010, according to Susep and the National Supplementary Health Agency (ANS).

In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with the Susep rules that took effect on January 1, 2008, and international standards (Solvency II). The financial leverage ratio stood at 2.6 times Shareholders Equity.

Fee and Commission Income

In the third quarter of 2010, Fee and Commission Income totaled R$3,427 million, up 5.3% from the previous quarter. Income growth in the quarter was the result of: (i) increased revenue from credit cards, due to the growth in the card/customer base and increased interest in Visavale and Cielo; (ii) gains from capital market operations (underwriting/financial advising); (iii) increased revenue from fund management; and (iv) the net increase in new checking accounts.

In the comparison between the first nine months of 2010 and the same period in 2009, the 15.5% increase was mainly due to: (i) the excellent performance of the credit card segment, due to the larger card/customer base, including revenue from Banco Ibi and the effects of changes in interest held in the companies Visavale and Cielo; (ii) the increase in revenue from fund management; (iii) greater in income from loan operations; and (iv) the increase in income from checking accounts, which was driven by growth in business volume and a larger client base, which expanded by some 1.8 million accounts in the last 12 months.

Personnel Expenses

In the third quarter of 2010, the R$173 million increase from the previous quarter was composed of an increase in expenses in the following portions:

• structural amounting to R$114 million, mainly due to: (i) the adjustment to increase salary levels in accordance with the collective bargaining agreement and update of labor obligations; (ii) increased expenses with salaries, compulsory social charges and benefits, reflecting the organic growth in the period, with an increase in the number of service points and the consequent hiring of a net total of 2,799 employees; and

• non-structural in the amount of R$59 million, related to increased expenses with: (i) employee profit sharing (PLR); and (ii) provisions for labor claims.

The R$883 million growth in the first nine months of 2010 when compared with the same period last year is mainly due to:

• a R$618 million increase in the structural portion, due to: (i) the increase in salary levels; and (ii) the net  increase of 6,976 staff members, which includes the merger of Banco Ibi.

• the R$265 million increase in the non-structural portion, basically resulting from: (i) increased expenses with profit sharing among administrators and employees (PLR); and (ii) increased expenses with the provision for labor claims.

Note: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension. Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Severance Expenses.

Administrative Expenses

In the third quarter of 2010, the 5.6% increase in administrative expenses in relation to the second quarter of 2010 was mainly due to a growth in expenses, mainly related to increased business and expansion of Bradesco's Customer Service Network.

In the comparison with the first nine months of last year, the 22.6% increase is essentially due to: (i) expansion of the Customer Service Network; (ii) increased business volume; (iii) contract adjustments; (iv) the impact of Banco Ibi merger; and (v) increased advertising and publicity expenses.

Other Income and Operating Expenses

Other operating expenses, net of other operating income, totaled R$598 million in the third quarter of 2010, up 1.7% or R$10 million over previous quarter.

In the comparison of the first nine months of 2010 with same period a year ago, the R$326 million increase in other operating expenses net of other operating income basically reflects higher expenses with: (i) the  recording of operating provisions, especially for civil contingencies; (ii) goodwill amortization; and (iii) the operating expenses resulting from Banco Ibi merger in November 2009.

Income Tax and Social Contribution

In the third quarter of 2010, expenses with income tax and social contribution remained practically steady in comparison with the previous quarter.

In the comparison of the first nine months of 2010 with same period a year earlier, the increase of 60.9%, or R$1,247 million, was due to greater taxable income in the year.

Tax credits from previous periods due to the increase of Social Contribution rates to 15% are recorded in the financial statements, up to the limit of corresponding consolidated tax requirements. The unused balance currently stands at R$460 million. More details are available in note 34 of the Financial Statement.

Unrealized Gains

Unrealized gains totaled R$11,168 million in the third quarter of 2010, a R$1,942 million increase from the previous quarter. This increase was mainly the result of: (i) greater unrealized gains in the securities portfolio; and (ii) share appreciation, especially OdontoPrev shares.

Economic Scenario

The global economy (especially developed economies) is experiencing a period of benign stagnation, defined by modest growth and a lack of inflationary pressures, which has led to low interest rates worldwide and high liquidity. This high liquidity is proving beneficial for the price of real assets and risk levels worldwide, especially in emerging economies, and at the same time is supporting the strong appreciation of currencies against the dollar. We are observing a series of initiatives by governments around the world aimed at preventing their currencies from strengthening, while developing countries have been adopting initiatives to restore economic growth. Our outlook for the international scenario remains favorable, with banking and sovereign debt risks remaining limited. We expect moderate but consistent growth in the global economy over the coming quarters.

Our scenario envisages strong economic growth of 7.5% for 2010, followed by reasonable expansion of 4.7% in 2011, which is more compatible with the country s long-term growth potential. Inflation should remain near the center of the inflation target (4.7%) throughout 2011 and not require further tightening of interest rates, which therefore should stay at 10.75%, in view of the deflationary scenario in the global economy. Credit and income should continue to expand robustly during 2011, ensuring a very favorable outlook for consumption and investment in future quarters.

Brazil's economy is benefitting from this scenario of benign stagnation in the global economy through two channels: the first through the low global inflation that the world is exporting to Brazil, allowing local interest rates to remain lower than originally expected, and the second through the high investment inflows into the country directed at both financial and business assets. We expect the coming quarters to continue to be marked by strong expansion in investments, consumption and income within an environment of low unemployment and high utilization of installed capacity.

Main Economic indicators

Main Indicators (%)	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08
Interbank Deposit Certificate (CDI)	2.61	2.22	2.02	2.12	2.18	2.37	2.89	3.32
Ibovespa	13.94	(13.41)	2.60	11.49	19.53	25.75	8.99	(24.20)
USD Commercial Rate	(5.96)	1.15	2.29	(2.08)	(8.89)	(15.70)	(0.93)	22.08
General Price Index - Market (IGP-M)	2.09	2.84	2.77	(0.11)	(0.37)	(0.32)	(0.92)	1.23
CPI (IPCA IBGE)	0.50	1.00	2.06	1.06	0.63	1.32	1.23	1.09
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.54	1.54	1.54
Reference Interest Rate (TR)	0.28	0.11	0.08	0.05	0.12	0.16	0.37	0.63
Savings Accounts	1.79	1.62	1.59	1.56	1.63	1.67	1.89	2.15
Business Days (number)	65	62	61	63	65	61	61	65
Indicators (Closing Rate)	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08
USD Commercial Selling Rate (R$)	1.6942	1.8015	1.7810	1.7412	1.7781	1.9516	2.3152	2.3370
Euro (R$)	2.3104	2.2043	2.4076	2.5073	2.6011	2.7399	3.0783	3.2382
Country Risk (points)	206	248	185	192	234	284	425	428
Basic Selic Rate Copom (% p.a.)	10.75	10.25	8.75	8.75	8.75	9.25	11.25	13.75
BM&F Fixed Rate (% p.a.)	11.28	11.86	10.85	10.46	9.65	9.23	9.79	12.17

Projections through 2012

%	2010	2011	2012
USD - Commercial Rate (year-end) - R$	1.70	1.70	1.74
Extended Consumer Price Index (IPCA)	5.30	4.71	4.50
General Price Index - Market (IGP-M)	9.68	5.00	4.50
Selic (year-end)	10.75	10.75	9.25
Gross Domestic Product (GDP)	7.50	4.68	4.40

Guidance
Bradesco's Outlook for 2010

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management s expectations and assumptions and on the information available to the market as of the present date.

Loan Portfolio	21 to 25%
Individuals	16 to 20%
Corporate	25 to 29%
SMEs	28 to 32%
Large Corporate	22 to 26%
Products
Vehicles	10 to 14%
Cards	9 to 13%
Real Estate Financing (origination)	R$7.5 bi
Payroll Deductible Loans	32 to 36%
Financial Margin(1)	14 to 18%
Fee and Commission Income	7 to 11%
Operating Expenses (2)	9 to 13%
Insurance Premiums	16 to 20%

(1) Under current criterion, Guidance for Financial Margin; and
(2) Administrative and Personnel Expenses.

Statement of Income Book vs. Managerial vs. Adjusted
Analytical Breakdown of Statement of Book vs. Managerial Income vs. Adjusted

Third quarter of 2010

												R$ million
	3Q10
	Accounting Statement of Income			Reclassifications					Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	9,457	(229)	35	12	(479)	-	-	-	(582)	8,214	88	8,302
PLL	(2,260)	-	-	-	293	(92)	-	-	-	(2,059)	-	(2,059)
Gross Income from Financial Intermediation	7,197	(229)	35	12	(186)	(92)	-	-	(582)	6,155	88	6,243
Income from Insurance, Private Pension Plan and
Savings Bond Operations (*)	703	-	-	-	-	-	-	-	-	703	-	703
Fee and Commission Income	3,358	-	-	-	-	-	69	-	-	3,427	-	3,427
Personnel Expenses	(2,411)	-	-	-	-	-	-	-	-	(2,411)	-	(2,411)
Other Administrative Expenses	(2,808)	-	-	-	-	-	-	(82)	-	(2,890)	-	(2,890)
Tax Expenses	(859)	-	-	-	-	-	-	-	63	(796)	17	(779)
Equity in the Earnings (Losses) of Unconsolidated
Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(999)	229	(35)	(12)	186	-	(69)	82	-	(618)	20	(598)
Operating Income	4,200	-	-	-	-	(92)	-	-	(519)	3,589	125	3,714
Non-Operating Income	(23)	-	-	-	-	92	-	-	-	69	(79)	(10)
Income Tax / Social Contribution and Minority Interest	(1,650)	-	-	-	-	-	-	-	519	(1,131)	(55)	(1,186)
Net Income	2,527	-	-	-	-	-	-	-	-	2,527	(9)	2,518

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item Other Operating Expenses to the item Financial Margin ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(4)

Revenue from Loan Recovery classified under the item Financial Margin ; Expenses with Discounts Granted classified under the item Other Operating Revenues/Expenses and Expenses with Write-offs of Leasing Operations classified under the item Financial Margin were reclassified to the item PLL Expenses - Allowance for Loan Losses ;

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item Non-Operating Income were reclassified to the item PLL Expenses - Allowance for Loan Losses ;
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item Other Operating Revenues/Expenses were reclassified to the item Fee and Commission Income ;

(7)	Credit Card Operation Interchange Expenses classified under the item Other Operating Revenues/Expenses were reclassified to the item Other Administrative Expenses ;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)	Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Second quarter of 2010

	R$ million
	2Q10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	8,527	(102)	41	(18)	(447)	-	-	-	46	8,047	-	8,047
PLL	(2,319)	-	-	-	268	(110)	-	-	-	(2,161)	-	(2,161)
Gross Income from Financial Intermediation	6,208	(102)	41	(18)	(179)	(110)	-	-	46	5,886	-	5,886
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	786	-	-	-	-	-	-	-	-	786	-	786
Fee and Commission Income	3,193	-	-	-	-	-	60	-	-	3,253	-	3,253
Personnel Expenses	(2,238)	-	-	-	-	-	-	-	-	(2,238)	-	(2,238)
Other Administrative Expenses	(2,662)	-	-	-	-	-	-	(76)	-	(2,738)	-	(2,738)
Tax Expenses	(729)	-	-	-	-	-	-	-	(5)	(734)	-	(734)
Equity in the Earnings (Losses) of Unconsolidated
Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(937)	102	(41)	18	179	-	(60)	76	-	(663)	75	(588)
Operating Income	3,640	-	-	-	-	(110)	-	-	41	3,571	75	3,646
Non-Operating Income	(122)	-	-	-	-	110	-	-	-	(12)	-	(12)
Income Tax / Social Contribution and Minority Interest	(1,113)	-	-	-	-	-	-	-	(41)	(1,154)	(25)	(1,179)
Net Income	2,405	-	-	-	-	-	-	-	-	2,405	50	2,455

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item Other Operating Expenses to the item Financial Margin ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(4)

Revenue from Loan Recovery classified under the item Financial Margin ; Expenses with Discounts Granted classified under the item Other Operating Revenues/Expenses and Expenses with Write-offs of Leasing Operations classified under the item Financial Margin were reclassified to the item PLL Expenses - Allowance for Loan Losses ;

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item Non-Operating Income were reclassified to the item PLL Expenses - Allowance for Loan Losses ;
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item Other Operating Revenues/Expenses were reclassified to the item Fee and Commission Income ;

(7)	Credit Card Operations Interchange Expenses classified under the item Other Operating Revenues/Expenses were reclassified to the item Other Administrative Expenses ;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First nine months of 2010

												R$ million
	9M10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	25,986	(436)	111	(66)	(1,166)	-	-	-	(479)	23,950	88	24,038
PLL	(6,738)	-	-	-	631	(301)	-	-	-	(6,408)	-	(6,408)
Gross Income from Financial Intermediation	19,248	(436)	111	(66)	(535)	(301)	-	-	(479)	17,542	88	17,630
Income from Insurance, Private Pension Plan and
Savings Bond Operations (*)	2,072	-	-	-	-	-	-	-	-	2,072	-	2,072
Fee and Commission Income	9,631	-	-	-	-	-	173	-	-	9,804	-	9,804
Personnel Expenses	(6,769)	-	-	-	-	-	-	-	-	(6,769)	-	(6,769)
Other Administrative Expenses	(8,034)	-	-	-	-	-	-	(241)	-	(8,275)	-	(8,275)
Tax Expenses	(2,331)	-	-	-	-	-	-	-	52	(2,279)	17	(2,262)
Equity in the Earnings (Losses) of Unconsolidated
Companies	67	-	-	-	-	-	-	-	-	67	-	67
Other Operating Income/Expenses	(3,258)	436	(111)	66	535	-	(173)	241	-	(2,264)	528	(1,736)
Operating Income	10,626	-	-	-	-	(301)	-	-	(427)	9,898	633	10,531
Non-Operating Income	(240)	-	-	-	-	301	-	-	-	61	(79)	(18)
Income Tax / Social Contribution and Minority Interest	(3,351)	-	-	-	-	-	-	-	427	(2,924)	(469)	(3,393)
Net Income	7,035	-	-	-	-	-	-	-	-	7,035	85	7,120

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item Other Operating Expenses to the item Financial Margin ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(4)

Revenue from Loan Recovery classified under the item Financial Margin ; Expenses with Discounts Granted classified under the item Other Operating Revenues/Expenses and Expenses with Write-offs of Leasing Operations classified under the item Financial Margin were reclassified to the item PLL Expenses - Allowance for Loan Losses ;

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item Non-Operating Income were reclassified to the item PLL Expenses - Allowance for Loan Losses ;
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item Other Operating Revenues/Expenses were reclassified to the item Fee and Commission Income ;

(7)	Credit Card Operations Interchange Expenses classified under the item Other Operating Revenues/Expenses were reclassified to the item Other Administrative Expenses ;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First nine months of 2009

												R$ million
						9M09
	Accounting Statement of Income			Reclassifications					Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	25,212	(362)	75	(279)	(776)	-	-	-	(1,608)	22,262	-	22,262
PLL	(10,207)	-	-	-	(61)	-	-	-	-	(10,268)	1,480	(8,788)
Gross Income from Financial Intermediation	15,005	(362)	75	(279)	(837)	-	-	-	(1,608)	11,994	1,480	13,474
Income from Insurance, Private Pension Plan and
Savings Bond Operations (*)	1,499	-	-	-	-	-	-	-	-	1,499	-	1,499
Fee and Commission Income	8,518	-	-	-	-	(123)	96	-	-	8,491	-	8,491
Personnel Expenses	(5,886)	-	-	-	-	-	-	-	-	(5,886)	-	(5,886)
Other Administrative Expenses	(6,609)	-	-	-	-	123	-	(261)	-	(6,747)	-	(6,747)
Tax Expenses	(2,024)	-	-	-	-	-	-	-	183	(1,841)	-	(1,841)
Equity in the Earnings (Losses) of Unconsolidated
Companies	58	-	-	-	-	-	-	-	-	58	-	58
Other Operating Income/Expenses	(3,454)	362	(75)	279	512	-	(96)	261	-	(2,211)	801	(1,410)
Operating Income	7,107	-	-	-	(325)	-	-	-	(1,425)	5,357	2,281	7,638
Non-Operating Income	2,254	-	-	-	325	-	-	-	-	2,579	(2,407)	172
Income Tax / Social Contribution and Minority Interest	(3,530)	-	-	-	-	-	-	-	1,425	(2,105)	42	(2,063)
Net Income	5,831	-	-	-	-	-	-	-	-	5,831	(84)	5,747

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item Other Operating Expenses to the item Financial Margin ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(4)

Revenue from Loan Recovery classified under the item Financial Margin ; Expenses with Discounts Granted classified under the item Other Operating Revenues/Expenses and Expenses with Write-offs of Leasing Operations classified under the item Financial Margin were reclassified to the item PLL Expenses - Allowance for Loan Losses ;

(5)	Outsourced services expenses classified under item Other Administrative Expenses were reclassified to item Fee and Commission Income ;
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item Other Operating Revenues/Expenses were reclassified to the item Fee and Commission Income ;

(7)	Credit Card Operations Interchange Expenses classified under the item Other Operating Revenues/Expenses were reclassified to the item Other Administrative Expenses ;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2010

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Departament Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.